NEWS RELEASE
TSX: ELD NYSE: EGO	July 27, 2017

Eldorado Gold Reports 2017 Second Quarter Results

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado” or “the Company”) today reported the Company’s financial and operational results for the second quarter ended June 30, 2017.

Second Quarter Financial and Operational Highlights

Profit of $11.2 million ($0.02 per share), compared to a loss of $329.9 million ($0.46 per share) in the second quarter of 2016 (which included $339.0 million loss on re-measurement of Chinese assets). Adjusted net earnings of $6.3 million ($0.01 per share) compared to an adjusted net earnings of $11.7 million ($0.01 per share) in the second quarter of 2016.
Gold production of 63,692 ounces, (including pre-commercial production).
Gold revenues of $72.2 million on sales of 57,206 ounces of gold at an average realized gold price of $1,262 per ounce.
All-in sustaining cash costs averaged $846 per ounce.
Cash operating costs averaged $484 per ounce; compared to 2017 guidance of $485-535 per ounce.
Total liquidity of approximately $1.0 billion, including $752.1 million in cash, cash equivalents and term deposits, and $250 million in undrawn lines of credit at quarter end. Cash, cash equivalents and term deposits after payment for the acquisition of Integra was $609.3 million.
Olympias Phase II commissioning continued and commercial production is now expected by the end of 2017.
Announced the definitive agreement with Integra Gold Corp. to acquire all of issued and outstanding common shares, not already owned by the Company, by way of a plan of arrangement; transaction closed post-quarter end.
Construction at Skouries continued, with production now targeted for 2020.
George Burns assumed the role of President & Chief Executive Officer on April 28, 2017.

“It was an eventful second quarter with site tours to Greece to demonstrate our continued progression of development and news of the Integra acquisition,” said George Burns, Eldorado’s President and Chief Executive Officer. “Commissioning at Olympias continues, although we now expect to declare commercial production by the end of 2017. Skouries development is progressing as we continue to endeavour to work with the Greek government to advance this key project. News of ounce recovery deferral at Kisladag was unexpected, however the operations and engineering groups have implemented corrections to solution chemistry that are expected to achieve normal recovery rates.”

“I am pleased that the Integra acquisition has closed. We proudly welcomed our new employees in Quebec to our team earlier this month and we look forward to expanding our production base within this highly prospective region going forward.”

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Summarized Financial Results

Continuing Operations ($ millions except as noted)

	3 months ended June 30,		6 months ended June 30,
	2017	2016	2017	2016
Revenues	82.7	107.1	194.6	201.8
Gold revenues	72.2	98.3	162.7	188.8
Gold sold (ounces)	57,206	77,623	131,274	152,606
Average realized gold price ($/ounce)	1,262	1,267	1,240	1,237
Cash operating costs – gold mines ($/ounce)	484	490	474	504
Total cash costs – gold mines ($/ounce)	502	505	492	521
Gross profit from gold mining operations	28.1	41.4	65.1	73.5
Cash flow from operating activities [1]	16.9	29.6	45.1	38.0

Including Discontinued Operations

	3 months ended June 30,		6 months ended June 30,
	2017	2016	2017	2016
Revenues	82.7	171.5	194.6	335.7
Gold revenues	72.2	162.7	162.7	322.6
Gold sold (ounces)	57,206	128,090	131,274	261,557
Average realized gold price ($/ounce)	1,262	1,270	1,240	1,233
Cash operating costs – gold mines ($/ounce)	484	607	474	605
Total cash costs – gold mines ($/ounce)	502	650	492	654
All-in sustaining cash cost – gold mines ($/ounce)	846	933	826	908
Gross profit from gold mining operations	28.1	55.5	65.1	96.6
Adjusted net earnings	6.3	11.7	16.7	11.0
Net profit (loss) [2]	11.2	(329.9)	15.0	(332.3)
Earnings (loss) per share – basic ($/share) [2]	0.02	(0.46)	0.02	(0.46)
Earnings (loss) per share – diluted ($/share) [2]	0.02	(0.46)	0.02	(0.46)
(1)	Before changes in non-cash working capital.
(2)	Attributable to shareholders of the Company.

Review of Quarterly Financial Results

Profit attributable to shareholders of the Company for the second quarter of 2017 was $11.2 million, ($0.02 per share), compared to a loss of $329.9 million, ($0.46 per share) in the second quarter of 2016 (which included $339.0 million loss on re-measurement of Chinese assets). Adjusted net earnings for the quarter were $6.3 million ($0.01 per share) as compared to an adjusted net earnings of $11.7 million ($0.01 per share) for the second quarter of 2016. The main difference between profit and adjusted net earnings in the second quarter of 2017 was the fluctuation on foreign exchange translation of deferred income tax balances in Turkey, Greece and Brazil.

Gold sales of 57,206 ounces and gross profit from continuing operations were lower year over year due to lower production and sales at Kisladag and shipping delays at Efemcukuru. General and administrative expenses increased $0.8 million year over year due to reorganization costs in Vancouver and Greece. Exploration expense increased $3.8 million including $1.6 million related to exploration activities at Stratoni. Mine standby costs of $1.3 million were recorded in the second quarter of 2017 related to Vila Nova, Perama Hill and Skouries underground development.

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Second Quarter Review and 2017 Outlook

TURKEY

Kisladag

Kisladag reported gold production of 38,456 ounces for the quarter, down 23% year over year. Reduced solution grades resulted from continued slow leaching of higher pad stack heights and increased cyanide requirements.

During the quarter, the placement of estimated recoverable gold on the leach pad proceeded as planned, however, gold solution grade and consequently gold recovery from the leach pad lagged internal expectations throughout the quarter. Recent laboratory results, where solution chemistry was adjusted, have indicated normal recovery rates can still be expected. More time is now required to adjust the overall pad solution chemistry and allow solution to flow through the leach pad. With the current stack height being approximately 80 metres at the highest point, vertical flow rates are approximately one metre per day.

Sustaining capital expenditures of $4.9 million included a $1.5 million reimbursement for the handing over of the completed 154kV power transmission line to local authorities as part of the original development agreement.

Efemcukuru

Gold production of 23,184 ounces for the quarter was in-line year over year. Total gold ounces sold of 18,754 were lower due to a religious holiday in Turkey. Cash operating costs of $525 per ounce were higher year over year due to lower mined grades. Capital expenditures of $5.6 million included underground development, mine equipment overhauls and process and waste rock/tailings facilities construction projects.

GREECE

Stratoni

Concentrate production of 10,157 tonnes for the second quarter was lower year over year due to a reduction in ore tonnes processed and slightly lower mined grades (6.1% Pb, 9.4% Zn, 159 g/t Ag). The expected reduced grade and tonnage performance reflects the continuing depletion of the current mineable ore reserves remaining at the Mavres Petres mine.

Olympias

Olympias Phase II was substantially completed during the quarter. Wet commissioning of the plant began in early May. The plant operated under commissioning control through the remainder of the month and under operations control for trial production in June. Gold production of 2,052 ounces for the quarter is considered pre-commercial. Commissioning is progressing well, with lead/silver, zinc and gold concentrates being moved into market, however a bottleneck in the tailings filtration stage is limiting capacity to approximately 60% of design throughput. An engineering solution is being advanced and is expected to be implemented during the third quarter. Commercial production is now expected by the end of the year.

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Capital spending for the quarter at Olympias was $27.1 million, with the majority deployed for continued underground development and rehabilitation in the Olympias underground, construction of the Phase II plant and construction works in the Kokkinolakkas tailings management facility.

Due to this slower than expected start-up, 2017 guidance at Olympias has been reduced from 40,000 to 50,000 ounces to 20,000 to 30,000 ounces.

Skouries

Work continued in the second quarter with the onset of better weather conditions. Building erection work commenced with key covered storage in place by quarter end. Tree clearing in the tailings dam area began along with continued construction of the access road through the base of the dam, as well as enabling works that are key for the start of the tailings embankment construction. Earthworks also continued on the tailings thickener foundations and the stockpile dome embankments, with both close to final grade by quarter end.

Total capital expenditure for the quarter was $18.6 million. Capital expenditure continues to lag behind expectations and it is now estimated that $80-$90 million will be spent in 2017 compared to the originally estimated $170-$200 million. Delays in capital expenditure are attributable to the slower start to the year in combination with ongoing delays in the granting of required permits by the Greek government to enable ramp-up in construction activities. Production is now targeted for 2020.

Perama Hill

The project remains on care and maintenance pending receipt of the Environmental Impact Study permit.

BRAZIL

Tocantinzinho

The installation licence for the site was issued by the Para State Government during the quarter, however the road and power line licence applications are still under review. Basic engineering is largely complete for the process plant and detailed infrastructure engineering was completed during the second quarter. Work continued on the detailed design required for tailings and solution pond permit applications and all permit approvals are expected during the first quarter of 2018.

A total of $2.5 million was spent during the quarter.

ROMANIA

Certej

Engineering and design work continued in order to support the permitting of the oxidative process, tailings and waste management facilities.  Optimization studies were completed on the metallurgical process. Tailings and waste management studies continued with a selection of an optimum tailings pond and waste dump location from a short list of suitable locations. Permitting level designs will be completed based on the selected option.  Engineering and permitting for offsite infrastructure continued with work progressing on the main power line, mine access road, water tanks and water supply pipeline.

A total of $4.2 million was spent during the quarter.

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Integra Acquisition

During the quarter, the Company announced that it had entered into a definitive agreement with Integra Gold Corp. to acquire all of the issued and outstanding shares that the Company did not already own by way of a plan of arrangement. (“Arrangement”). Pursuant to the Arrangement, Integra shareholders collectively received, for all the issued common shares of Integra that Eldorado did not already own, approximately CAD$129 million cash and 77 million common shares of Eldorado (representing approximately 10% of the total issued common shares of Eldorado, post-completion of the Arrangement). Total consideration was approximately $360 million, inclusive of Integra shares held by Eldorado. The Arrangement was successfully completed on July 10, 2017.

Project Overview

The principal asset is the Lamaque project near Val-d’Or, Quebec. A Preliminary Economic Assessment (PEA) was completed in February 2017 that envisioned a high-grade underground operation producing 123,000 ounces of gold per year for over 10 years at all-in sustaining costs of US$634 per ounce.  Lamaque hosts a NI 43-101 Indicated Resource of 5.1 million tonnes at a grade of 9.13 grams per tonne gold and an Inferred Resource of 3.5 million tonnes at a grade of 7.94 grams per tonne gold (at a 5.0 gram per tonne gold cut-off).  The Company is currently in the process of advancing underground ramp development to facilitate underground exploration and collection of a bulk sample by year end. To date, the underground ramp has progressed over 1,135 metres and the bulk sample has been initiated with over 5,107 tonnes collected to date.

Exploration

The Company will continue to expand exploration of the Lamaque project area, building on the experience and knowledge of the Quebec team gained from the discovery and exploration of the Triangle deposit.  Drilling planned for the second half of 2017 includes testing of new exploration targets in the project area, step-out drilling on recent high-grade drill intercepts not yet correlated with known mineralized structures, and additional drilling at the Triangle deposit on extensions of the C5 and C7 mineralized zones.  Additional project upside is being outlined through ongoing property-scale targeting studies that integrates the extensive historical exploration and mining data for the project area with new geophysical survey data and our enhanced understanding of controls on gold mineralization.

Updated Technical Study & Resource

The current PEA, based on the Triangle Resource from November 2016, does not incorporate the latest Triangle Resource (March 2017) or the 110,000 plus metres of additional drilling that supported the March 2017 resource model. This and ongoing drilling has shown increased overall confidence in the Triangle Resource and a positive trend of better grades and thicknesses, particularly in the shallower portions of the deposit. A technical study is currently underway which will include not only the data supporting the March 2017 model but also information from a further 60,000 metres of drilling. The study will optimize the PEA for capital and operating costs to a pre-feasibility level of confidence and is expected to confirm maiden reserves for Triangle deposit in the first quarter of 2018.

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Exploration Review

During the second quarter the Company completed 21,650 metres of exploration drilling at the Company’s exploration projects and mines. Exploration expenditures for the quarter totaled $8.6 million.

Turkey

At Efemcukuru, the 2017 program includes delineation drilling on the Kestane Beleni vein, drill-testing exploration targets within the central parts of the Kokarpinar vein system and identifying and testing new targets outside of these two main vein systems. Delineation drilling of 5,564 metres was completed during the second quarter at Kestane Beleni on Inferred Resource zones in the south and middle ore shoots and Kestane Beleni northwest areas, for a 2017 drilling total of 8,173 metres. The results are positive, with numerous intercepts yielding higher gold grades than previously modelled.

At Kokarpinar, the first three drillholes of the 2017 program were completed. All intersected thick vein intervals at shallow levels with textural and mineralogical characteristics similar to high-grade veins at Kestane Beleni and from other parts of the Kokarpinar vein. Assay results are pending.

Exploration elsewhere in Turkey included reconnaissance programs in the western part of the country, evaluating the potential for epithermal and porphyry systems associated with Tertiary volcanic centers.

Romania

In the Certej district, exploration during the quarter focused on the Bolcana and Sacaramb projects. At Bolcana, 9,295 metres were drilled in six drillholes, bringing the 2017 drilling total to 13,394 metres. Many of these holes were collared on the margins of the porphyry system and oriented such that they tested the porphyry system at depth. Initial results confirm that strong mineralization in the system continues to depth and that the deposit footprint extends further to the west than was previously assumed.

Six drill rigs are currently active at the project, testing the continuity of these zones at shallower levels of the system. A total of 22,000 metres of drilling is planned for the Bolcana project in 2017.

Serbia

Exploration during the quarter focused on the KMC project, where 7,393 metres of diamond drilling were completed at the Shanac, Copper Canyon, and Gradina prospects. At Shanac, seven drillholes tested the extent of the gold-rich magnetite skarn defined in the 2016 drilling program, intersecting similar grades and thicknesses to those previously encountered. Drilling is now testing extensions to high-grade zones at Copper Canyon and Gradina, as well as new targets on the property.

Greece

At the Stratoni mine, nine underground drillholes were completed during the second quarter testing the lower portion of the Mavres Petres orebody. These drillholes include both delineation holes designed to convert existing Inferred Resources and down-dip stepouts designed to identify new resources. Most delineation drillholes have intersected ore thicknesses greater than those predicted by the resource model, while the stepout holes have demonstrated downdip continuity of the orebody.

The first two drillholes of the 2017 program at the early-stage Tsikara porphyry prospect were completed, testing soil geochemical and geophysical anomalies associated with breccia and intrusive contact zones. Only weakly mineralized zones have been intersected and an additional four drillholes on other nearby targets remain in the planned program.

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2017 Outlook

In 2017 Eldorado expects to produce 290,000 – 340,000 ounces of gold, including pre-commercial ounces from Olympias Phase II. Cash costs are forecasted at $500 per ounce, with all-in sustaining cash costs expected to be approximately $900 per ounce.

In early June, the Greek Ministry of Environment and Energy (“the Ministry”) issued a press release indicating it had requested the Greek Council of State to take preparatory steps to initiate arbitration proceedings with the Company, however provided no specific or additional details. The Company has not yet received arbitration notice, but if initiated the arbitration process could take a minimum of four months. Meanwhile, permits applied for remain unissued and the 2017 guidance on Skouries capital spending and start-up has been revised accordingly. The Company continues to evaluate all capital spending and development timelines at its projects in Greece.

As at June 30, 2017, the Company’s balance sheet remains strong, with $752 million in cash, cash equivalents and term deposits and $250 million in undrawn credit lines. Cash, cash equivalents and term deposits after payment for the acquisition of Integra was $609.3 million. Sustaining capital for gold mining operations in 2017 is estimated to be approximately $70 million. Based on current plans, expenditures for project development are being revised downwards to $225 million. Exploration expenditure guidance for 2017 remains at $35 million, with a balanced focus on resource delineation and brownfield drilling at existing operations, advancing early-stage projects and project generation.

Corporate

After the Annual General Meeting on April 27, 2017. Mr. George Burns succeeded Mr. Paul Wright as the Company’s President and Chief Executive Officer. Mr. Burns also joined Eldorado’s Board of Directors.

Dividend

In line with terms and Conditions of the Company’s Dividend Policy, where no dividend is paid on a realized gold price under $1,250 for gold sold in the prior six months, the Company will suspend the cash payment of its semi-annual dividend effective the third quarter of 2017. The realized price by the Company on gold sold during the first half of 2017 was $1,240.

Conference Call

A conference call to discuss the details of the Company’s 2017 Second Quarter Results will be held by senior management on July 28, 2017 at 8:30 AM PT (11:30 AM ET). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com

Conference Call Details		Replay (available until August 14, 2017)
Date:	Friday, July 28, 2017	Toronto:	416 849 0833
Time:	8:30 am PT (11:30 am ET)	Toll Free:	855 859 2056
Dial in:	647 427 7450	Pass code:	4708 3663
Toll free:	888 231 8191

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About Eldorado Gold

Eldorado is a leading intermediate gold producer with mining, development and exploration operations in Turkey, Greece, Romania, Serbia, Canada and Brazil. The Company’s success to date is based on a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to the Company’s 2017 Second Quarter Financial and Operational Results, including statements or information with respect to: our guidance and outlook, including expected production, projected cash cost, planned capital and exploration expenditures for 2017; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries, gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, and related timelines.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other metal price volatility; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory environment and restrictions, including environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; risks related to impact of the sale of our Chinese assets and the acquisition of Integra on the Company’s operations; risks related to impact of the integration of Integra; additional funding requirements; currency fluctuations; litigation risks; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the full quarterly financial statements and related MD&A available on our website and on SEDAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.

Jacques Simoneau, P. Geo., Exploration Manager and François Chabot, P. Eng., Director of Operations & Engineering at the Lamaque Project, are Qualified Persons for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Mr. Simoneau is responsible for the exploration activities on the project while Mr. Chabot is responsible for the engineering and operation activities. Both have reviewed and approved the scientific and technical information in this news release relating to the Lamaque Project.

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Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Paul Skayman, FAusIMM, Chief Operating Officer for Eldorado Gold Corporation, and a "qualified person" as defined by Canadian Securities Administrators' National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used herein are Canadian mining terms used in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to “indicated mineral resource” and “inferred mineral resource”, there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.

Contacts

Investor Relations

Krista Muhr, Vice President Investor Relations & Corporate Communications

604.607.6701 or 1.888.363.8166 kristam@eldoradogold.com

Media

Louise Burgess, Director Communications & Government Relations

604.601.6679 or 1.888.363.8166 louiseb@eldoradogold.com

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Gold Production Highlights (in US$)

	Second Quarter 2017	Second Quarter 2016	YTD 2017	YTD 2016
Gold Production
Ounces Sold	57,206	128,090	131,274	261,557
Ounces Produced[1]	63,692	124,110	138,864	265,099
Cash Operating Cost ($/oz)[2,4]	484	607	474	605
Total Cash Cost ($/oz)[3,4]	502	650	492	654
Realized Price ($/oz - sold)	1,262	1,270	1,240	1,233
Kişladağ Mine, Turkey
Ounces Sold	38,452	49,942	91,235	102,621
Ounces Produced	38,456	49,924	91,000	102,300
Tonnes to Pad	3,288,604	4,256,279	6,516,010	8,303,175
Grade (grams / tonne)	0.82	0.81	0.97	0.77
Cash Operating Cost ($/oz)[4]	464	479	454	508
Total Cash Cost ($/oz)[3,4]	478	497	470	525
Efemçukuru Mine, Turkey
Ounces Sold	18,754	27,681	40,039	49,985
Ounces Produced	23,184	23,406	45,712	50,922
Tonnes Milled	124,961	120,044	240,755	236,531
Grade (grams / tonne)	6.64	6.95	6.70	7.45
Cash Operating Cost ($/oz)[4]	525	509	519	495
Total Cash Cost ($/oz)[3,4]	552	521	541	512
Olympias, Greece
Ounces Sold	-	-	-	-
Ounces Produced[1]	2,052	-	2,052	2,774
Tonnes Milled	-	-	-	87,350
Grade (grams / tonne)	-	-	-	2.47
Cash Operating Cost ($/oz)[4]	n/a	-	n/a	n/a
Total Cash Cost ($/oz)[3,4]	-	-	-	-

1 Includes pre-commercial production in 2017 and production from tailings retreatment in 2016.

[2]	Cost figures calculated in accordance with the Gold Institute Standard.
[3]	Cash operating costs, plus royalties and the cost of off-site administration.
[4]	Cash operating costs and total cash costs are non-IFRS measures. Please see our MD&A for an explanation and discussion of these.

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Eldorado Gold Corporation

Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	June 30, 2017	December 31, 2016

		$	$
ASSETS
Current assets
Cash and cash equivalents		483,342	883,171
Term deposits		268,771	5,292
Restricted cash		260	240
Marketable securities		46,882	28,327
Accounts receivable and other		60,277	54,315
Inventories		148,111	120,830
		1,007,643	1,092,175
Other assets		23,261	48,297
Defined benefit pension plan		12,913	11,620
Property, plant and equipment		3,747,076	3,645,827
		4,790,893	4,797,919
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		77,435	90,705
Current portion of asset retirement obligation		3,560	-
		80,995	90,705
Debt	5	592,686	591,589
Defined benefit pension plan		11,655	10,882
Asset retirement obligations		82,004	89,778
Deferred income tax liabilities		433,620	443,501
		1,200,960	1,226,455
Equity
Share capital		2,819,863	2,819,101
Treasury stock		(11,056)	(7,794)
Contributed surplus		2,611,660	2,606,567
Accumulated other comprehensive income (loss)		9,118	(7,172)
Deficit		(1,923,585)	(1,928,024)
Total equity attributable to shareholders of the Company		3,506,000	3,482,678
Attributable to non-controlling interests		83,933	88,786
		3,589,933	3,571,464
		4,790,893	4,797,919

Approved on behalf of the Board of Directors

(Signed)              John Webster           Director

(Signed)             George Burns            Director

Please see the Financial Statements dated June 30, 2017 for notes to the accounts.

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Eldorado Gold Corporation

Unaudited Condensed Consolidated Income Statements

(Expressed in thousands of U.S. dollars except per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,

	Note	2017	2016	2017	2016
		$	$	$	$
Revenue
Metal sales		82,736	107,063	194,616	201,755

Cost of sales
Production costs		39,433	48,927	90,121	94,134
Inventory write-down (reversal)		-	(1,048)	-	298
Depreciation and amortization		15,556	17,551	33,620	36,519
		54,989	65,430	123,741	130,951
Gross profit		27,747	41,633	70,875	70,804

Exploration expenses		7,124	3,314	12,371	5,275
Mine standby costs		1,301	5,819	2,332	15,377
Other operating items		1,525	-	3,658	-
General and administrative expenses		11,498	10,688	23,112	20,155
Defined benefit pension plan expense		782	297	1,612	580
Share based payments	7	1,990	2,699	7,118	6,400
Write-down of assets		2,177	478	3,231	478
Foreign exchange loss (gain)		(749)	287	(661)	(3,153)
Operating profit		2,099	18,051	18,102	25,692

Loss (gain) on disposal of assets		(40)	(93)	267	196
Loss (gain) on marketable securities and other investments		(743)	565	(778)	4,881
Other expense (income)		(2,211)	(1,372)	(4,560)	323
Asset retirement obligation accretion		523	449	1,047	898
Interest and financing costs (income)		(61)	4,082	1,050	9,778

Profit from continuing operations before income tax		4,631	14,420	21,076	9,616
Income tax expense (recovery)		(2,693)	5,720	8,083	10,515
Profit (loss) from continuing operations		7,324	8,700	12,993	(899)
Profit (loss) from discontinued operations	4	203	(339,438)	(2,797)	(333,732)
Profit (loss) for the period		7,527	(330,738)	10,196	(334,631)

Attributable to:
Shareholders of the Company		11,215	(329,864)	15,049	(332,342)
Non-controlling interests		(3,688)	(874)	(4,853)	(2,289)
Profit (loss) for the period		7,527	(330,738)	10,196	(334,631)

Profit (loss) attributable to shareholders of the Company
Continuing operations		11,012	9,331	17,846	903
Discontinued operations		203	(339,195)	(2,797)	(333,245)
		11,215	(329,864)	15,049	(332,342)

Weighted average number of shares outstanding (thousands)
Basic		716,824	716,587	716,713	716,587
Diluted		717,479	716,591	717,380	716,590

Profit (loss) per share attributable to shareholders
of the Company:
Basic profit (loss) per share		0.02	(0.46)	0.02	(0.46)
Diluted profit (loss) per share		0.02	(0.46)	0.02	(0.46)

Profit per share attributable to shareholders
of the Company - continuing operations:
Basic profit per share		0.02	0.01	0.02	0.00
Diluted profit per share		0.02	0.01	0.02	0.00

Please see the Financial Statements dated June 30, 2017 for notes to the accounts.

12

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$

Profit (loss) for the period	7,527	(330,738)	10,196	(334,631)
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets	1,690	14,545	18,554	24,234
Income tax on change in fair value of available-for-sale financial assets	(451)	(3,140)	(2,595)	(3,140)
Transfer of realized loss on disposal of available-for-sale financial assets	-	565	-	4,901
Actuarial gains (losses) on defined benefit pension plans, net of tax	226	-	331	(122)
Total other comprehensive income for the period	1,465	11,970	16,290	25,873
Total comprehensive income (loss) for the period	8,992	(318,768)	26,486	(308,758)

Attributable to:
Shareholders of the Company	12,680	(317,894)	31,339	(306,469)
Non-controlling interests	(3,688)	(874)	(4,853)	(2,289)
	8,992	(318,768)	26,486	(308,758)

Please see the Financial Statements dated June 30, 2017 for notes to the accounts.

13

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,

	Note	2017	2016	2017	2016
		$	$	$	$

Cash flows generated from (used in):
Operating activities
Profit (loss) for the period from continuing operations		7,324	8,700	12,993	(899)
Items not affecting cash:
Asset retirement obligation accretion		523	449	1,047	898
Depreciation and amortization		15,556	17,551	33,620	36,519
Unrealized foreign exchange loss (gain)		(304)	3,068	(378)	2,422
Deferred income tax recovery		(9,847)	(3,328)	(12,559)	(12,562)
Loss (gain) on disposal of assets		(40)	(93)	267	196
Write-down of assets		2,177	478	3,231	478
Loss (gain) on marketable securities and other investments		(743)	565	(778)	4,881
Share based payments		1,990	2,699	7,118	6,400
Defined benefit pension plan expense		782	297	1,612	580
		17,418	30,386	46,173	38,913
Property reclamation payments		(496)	(814)	(1,087)	(894)
Changes in non-cash working capital	9	(44,632)	(39,251)	(25,023)	(59,624)
Net cash provided (used) by operating activities of continuing operations		(27,710)	(9,679)	20,063	(21,605)
Net cash provided by operating activities of discontinued operations		-	12,165	-	26,533

Investing activities
Purchase of property, plant and equipment		(75,047)	(61,568)	(148,884)	(120,888)
Proceeds from the sale of property, plant and equipment		82	373	83	757
Proceeds on pre-production sales and tailings retreatment		1,092	-	1,092	3,878
Purchase of marketable securities		-	(692)	-	(2,526)
Proceeds from the sale of marketable securities		-	378	-	3,665
Value added taxes related to mineral property expenditures, net		(7,240)	-	16,345	-
Investment in term deposits		(37,513)	(22)	(263,479)	(935)
Decrease (increase) in restricted cash		(9,720)	7	(9,724)	(6)
Net cash used by investing activities of continuing operations		(128,346)	(61,524)	(404,567)	(116,055)
Net cash used by investing activities of discontinued operations		-	(4,431)	-	(9,573)

Financing activities
Issuance of common shares for cash		32	-	586	-
Dividend paid to shareholders		-	-	(10,610)	-
Purchase of treasury stock		(3,252)	-	(5,301)	-
Long-term and bank debt proceeds		-	30,000	-	30,000
Net cash provided (used) by financing activities of continuing operations		(3,220)	30,000	(15,325)	30,000

Decrease in cash and cash equivalents		(159,276)	(33,469)	(399,829)	(90,700)
Cash and cash equivalents - beginning of period		642,618	230,958	883,171	288,189
Cash and cash equivalents - end of period		483,342	197,489	483,342	197,489
Less cash and cash equivalents held for sale - end of period		-	(71,837)	-	(71,837)
Cash and cash equivalents excluding held for sale - end of period		483,342	125,652	483,342	125,652

Please see the Financial Statements dated June 30, 2017 for notes to the accounts.

14

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,

	2017	2016	2017	2016
	$	$	$	$

Share capital
Balance beginning of period	2,819,821	5,319,101	2,819,101	5,319,101
Shares issued upon exercise of share options, for cash	32	-	586	-
Transfer of contributed surplus on exercise of options	10	-	176	-
Capital reduction	-	(2,500,000)	-	(2,500,000)
Balance end of period	2,819,863	2,819,101	2,819,863	2,819,101

Treasury stock
Balance beginning of period	(8,000)	(8,015)	(7,794)	(10,211)
Purchase of treasury stock	(3,252)	-	(5,301)	-
Shares redeemed upon exercise of restricted share units	196	-	2,039	2,196
Balance end of period	(11,056)	(8,015)	(11,056)	(8,015)

Contributed surplus
Balance beginning of period	2,609,055	46,758	2,606,567	47,236
Share based payments	2,811	2,369	7,308	5,503
Shares redeemed upon exercise of restricted share units	(196)	-	(2,039)	(2,196)
Recognition of other non-current liability and related costs	-	-	-	(1,416)
Reversal of other current liability and related costs	-	52,900	-	52,900
Transfer to share capital on exercise of options	(10)	-	(176)	-
Capital reduction	-	2,500,000		2,500,000
Balance end of period	2,611,660	2,602,027	2,611,660	2,602,027

Accumulated other comprehensive loss
Balance beginning of period	7,653	(6,669)	(7,172)	(20,572)
Other comprehensive income for the period	1,465	11,970	16,290	25,873
Balance end of period	9,118	5,301	9,118	5,301

Deficit
Balance beginning of period	(1,934,800)	(1,586,351)	(1,928,024)	(1,583,873)
Dividends paid	-	-	(10,610)	-
Profit (loss) attributable to shareholders of the Company	11,215	(329,864)	15,049	(332,342)
Balance end of period	(1,923,585)	(1,916,215)	(1,923,585)	(1,916,215)
Total equity attributable to shareholders of the Company	3,506,000	3,502,199	3,506,000	3,502,199

Non-controlling interests
Balance beginning of period	87,621	168,340	88,786	169,755
Loss attributable to non-controlling interests	(3,688)	(874)	(4,853)	(2,289)
Balance end of period	83,933	167,466	83,933	167,466

Total equity	3,589,933	3,669,665	3,589,933	3,669,665

Please see the Financial Statements dated June 30, 2017 for notes to the accounts.

15